September 6, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dave Edgar and Kathleen Collins
Re: Comment Letter Follow-Up dated August 22, 2024 regarding Consensus Cloud Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023 Form 8-K furnished May 8, 2024
File No. 001-40750
Ladies and Gentlemen:
Consensus Cloud Solutions, Inc. (collectively with its subsidiaries, “we,” “our,” the “Company” or “Consensus”) is sending this letter in response to the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 22, 2024. We have reproduced each of your additional comments below, with our response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Key Performance Metrics, page 39
1.You state in your response to prior comment 1 that you have "contracts both initiated and terminated ("lost") on a daily basis." Please clarify separately for both Corporate and SoHo customers whether the same customer can both initiate and terminate a contract within the same month and if so, tell us how often this typically happens. If not, explain further how your reference to initiating and terminating contracts on a daily basis supports the use of average customers in your calculation of churn. In addition, your disclosures state that churn is calculated monthly and expressed as an average over the applicable period. Tell us what the applicable period means in this context and how the average for the period is calculated. Revise your disclosures as necessary to clarify your calculations.

As of Q2 2024, we have approximately 842,000 customers (786,000 SoHo and 56,000 Corporate). Both SoHo and Corporate customers who are on a monthly subscription contract may initiate a contract with payment obligations and cancel that same contract in the same

September 6, 2024

month. SoHo and Corporate customers on quarterly or annual plans may not initiate and terminate a contract within the same month.

When a SoHo or Corporate customer terminates their monthly subscription, we close the customer account prior to the ‘next’ billing date, meaning it closes by the end of the current month paid. Since we began operating as an independent, public company in October 2021, approximately 12% of newly acquired customers (~98% SoHo and 2% Corporate) cancelled within the same month as their first payment.

Since October 2021, we have used the average base methodology (“Average Calculation”) because it more accurately reflects account movement (initiation and termination of contracts) within a defined period of time as compared with beginning base period (“Beginning Calculation”). The defined period of time (referred to as “applicable period” in our response to prior comment 1) may vary based on whether we are presenting annual or quarterly metrics. In calculating the “Resulting Variance” below, the defined period of time is 12 months as we are showing the annual churn rate comparing the “Average Calculation” with the “Beginning Calculation for fiscal 2021 to 2023:

“Average Calculation”
Sum of the Cancels over each month of the applicable year divided by the Sum of the Average Base over each month of the applicable year (including the paid adds).

“Beginning Calculation”:
Sum of Cancels over each month of the applicable year divided by Sum of Beginning Base over each month of the applicable year.

Resulting Variance
The “Average Calculation” vs. the “Beginning Calculation” for the Consolidated, Corporate and SoHo annual churn results represents an immaterial, favorable difference of 9 bps, 5 bps and 9 bps over fiscal 2021 to 2023.

In future annual filings, we will provide the following revised description of the Average Calculation in our disclosures in footnote (4):

Monthly churn represents paid monthly SoHo and Corporate customer accounts that were cancelled during each month of the annual period divided by the average number of customers during each month of the same annual period (including the paid adds) . The period measured is annual and expressed as a monthly churn rate over the annual period.

Notes to Consolidated Financial Statements
Note 3. Revenues, page 65
2.We note your response to prior comment 2. So that we may better assess your response and disclosures, as previously requested, please provide us with the amount of usage fees recognized for each period presented. Tell us what the

September 6, 2024

performance obligations are for the arrangements that include usage-based fees. In this regard, your response indicates that your cloud-based services generally include a single performance obligation to stand ready to process customer transactions, and your proposed revised disclosures refer to allocating the transaction price to each performance obligation. In addition, explain further how your proposed disclosures specifically address variable consideration associated with the usage-based fee arrangements or revise further as necessary.

All contracts with customers for provision of cloud-based services include usage-based fees. All SoHo contracts also include a subscription fee. Corporate contracts may or may not include a subscription fee. The contracts often include solely the provision of cloud-based services, but some Corporate contracts also include the provision of professional services, licenses for externally marketed software, post-contract support for the externally marketed software, or a combination thereof. Revenue from such professional services, software licenses, and post-contract support is approximately 1.2%, 0.1% and 1.0% of total revenues, respectively, for the year ended December 31, 2023.
Provision of the cloud-based services represents a single performance obligation. For contracts with other products or services for which we identify multiple performance obligations, the total transaction price – including subscription and usage-based fees, is allocated to each performance obligation based on its relative standalone selling price. If the subscription amount is the same every month and the requirements of paragraph 606-10-55-18 of Accounting Standards Codification Topic 606 are met, the Company recognizes revenue for usage-based fees in proportion to the amount it has the right to invoice for services performed, which corresponds with the utilization of the services by the customer. We respectfully refer you to the paragraph titled Revenues Invoiced in Note 3. Revenues to our financial statements, which describes the foregoing. If the requirements are not met, the usage-based fees are included in the total transaction price and the amount allocated to each performance obligation is recognized in revenue when the performance obligation is satisfied without regard to what is billed as subscription and what is billed as usage. Usage-based fees were approximately $102.9 million, $98.4 million and $97.2 million, respectively, for the years ended December 31, 2023, 2022 and 2021.
In future filings, we will provide the following revised Note 3. Revenues to our financial statements, as follows:
3.    Revenues
The Company earns revenue from contracts with customers, primarily through the provision of cloud-based communication and digital signature solutions that allow customers to access the Company’s software without taking possession. The contracts include both recurring subscription and usage-based fees, and the total transaction price is allocated to performance obligations in each contract as appropriate. Revenue for cloud-based services is recognized over time in the period earned. The contracts may be terminated early. Fees collected in advance are non-refundable, and they are deferred and recognized in revenue when the related performance obligations are satisfied. Standard corporate contracts billed monthly include a termination charge equal to the minimum fees payable through the last day of the contract term.

September 6, 2024

Revenues from external customers classified by revenue source are as follows (in thousands):

Years ended December 31,
	202X	202X	202X
Corporate	$ XXX	$ XXX	$ XXX
Small office home office (“SoHo”)	XXX	XXX	XXX
Other	XXX	XXX	XXX
Total revenues	$ XXX	$ XXX	$ XXX

Timing of revenue recognition
Point in time	$ XXX	$ XXX	$ XXX
Over time	XXX	XXX	XXX
Total revenues	$ XXX	$ XXX	$ XXX

The Company has recorded $XX.X million and $XX.X million of revenue for the years ended December 31, 202X and 202X, respectively, which was previously included in the deferred revenue balance as of the beginning of each respective year.
Performance Obligations
Generally, the Company’s contracts with customers include one performance obligation, however, certain contracts may include multiple performance obligations. For such arrangements, revenues are allocated to each performance obligation based on their relative standalone selling price.
The Company satisfies its performance obligations upon delivery of products or services to its customers. Payment terms vary by type and location of the Company’s customers and the products and services offered. The time between invoicing and when payment is due is not significant. Due to the nature of the services provided, there are no obligations for returns.
Significant Judgments
Determining whether products and services are considered distinct performance obligations may require significant judgment. When a contract includes both on-premises software licenses and cloud-based services, judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the cloud-based service and recognized over time.
Judgment is also required to determine the standalone selling price for each distinct performance obligation when there are multiple performance obligations. In certain cases, the Company is able to establish the standalone selling price based on observable prices of products or services sold or priced separately in comparable circumstances to similar customers. The Company uses a range of amounts to estimate the standalone selling price when each of the products and services is sold separately to determine whether there is a discount to be allocated based on the relative standalone selling price of the various products and services.
Performance Obligations Satisfied Over Time
The Company’s business consists primarily of performance obligations that are satisfied over time based on the fact that the nature of the cloud-based services offered is subscription based where the customer simultaneously receives and consumes the benefit of the services provided regardless of whether the customer uses the services or not. Depending on the individual contracts with the customer, revenue for these services is recognized over the contract period when services are provided. The Company expects to recognize revenue for Corporate contracts typically in a range from month-to-month up to 36 months and recognize revenue for SoHo contracts in a range from month-to-month up to one year.

September 6, 2024

The Company has concluded that the best measure of progress toward the complete satisfaction of the performance obligations over time is a time-based measure. The Company recognizes revenue on a straight-line basis throughout the subscription period and believes that the method used is a faithful depiction of the transfer of goods and services.
Practical Expedients
Existence of a Significant Financing Component in a Contract
As a practical expedient, the Company has not assessed whether a contract has a significant financing component because the Company expects at contract inception that the period between payment by the customer and the transfer of promised goods or services by the Company to the customer will be one year or less. In addition, the Company has determined that the payment terms the Company provides to its customers are structured primarily for reasons other than the provision of finance to the Company. The Company typically charges an upfront subscription amount for services, or amount for usage in arrears, or a combination thereof, as other payment terms would affect the nature of the risk assumed by the Company due to the costs of the customer acquisition and the highly competitive and commoditized nature of the business the Company operates.
Costs to Fulfill a Contract
The Company’s revenues are primarily generated from customer contracts that are for one year or less. Costs primarily consist of incentive compensation paid based on the achievements of sales targets in a given period for related revenue streams and are recognized in the month when the revenue is earned. Incentive compensation is paid upon the issuance or renewal of the customer contract. As a practical expedient, for amortization periods that are determined to be one year or less, the Company expenses any incremental costs of obtaining the contract with a customer when incurred. For those customer contracts greater than one year, the Company capitalizes and amortizes the expenses, when appropriate, over the period of benefit.
Revenues Invoiced
The Company has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Company recognizes revenue in proportion to the amount it has the right to invoice for services performed.

3.You disclose that you expect to recognize revenue from Corporate contracts in a range of month-to-month up to 36 months and from SoHo contracts in a range from month-to-month up to one year. Please tell us the terms of your contracts for both Corporate and SoHo customers. Also, explain and revise to disclose whether your Corporate and SoHo contracts include cancellation provisions, and if so, whether customers are subject to penalties upon early termination.

SoHo customers can sign up online for a subscription billed monthly, quarterly, semi-annually, or annually, with acceptance of standard terms and conditions. The subscription includes a certain amount of usage, and usage in excess of the included amount is charged separately. The subscription can be cancelled at any time, with or without cause, upon notice. Prepaid fees are non-refundable, however, there are no other early termination fees.
Corporate customers may sign up for basic corporate monthly or annual subscriptions with acceptance of standard terms and conditions, including termination without cause at any time with prepaid fees non-refundable, however, there are no other early termination fees. Similar to

September 6, 2024

SoHo customers, the subscription includes a certain amount of usage, and usage in excess of the included amount is charged separately.
When larger corporate customers require customized terms, we offer individual services agreements that outline the initial term generally ranging from 12 to 36 months, renewal term, minimum monthly or annual commitment amounts or usage volume, per-transaction usage fees, other fees, and fees for any other products or services in addition to the cloud-based service. All fees are billed monthly, with early termination allowed. Our standard early termination language requires the customer to pay a termination charge equal to the minimum fees payable through the last day of the contract term which is billed at the time of the early termination, however in very limited instances, contracts may feature a waiver of this charge if agreed to by both parties.
In future filings, we will revise the introduction to Note 3. Revenues to our financial statements, as outlined above in our response to comment 2, including that fees collected in advance are non-refundable.

Please do not hesitate to call the undersigned at (323) 860-9200 if you have any further questions.

Sincerely,

/s/ James Malone

James Malone, Chief Financial Officer
Consensus Cloud Solutions, Inc.

Cc: Vithya Aubee, General Counsel, Consensus Cloud Solutions, Inc.
Stewart McDowell, Gibson, Dunn & Crutcher LLP